August 31, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Messrs. Jeffrey Gordon and John Cash, Accounting Branch Chief

100 F Street, N.E.  Mailstop 4631

Washington, D.C. 20549

Re:	Green Plains Partners LP
Form 10-K for the Year Ended December 31, 2017
Filed February 14, 2018
Form 10-Q for the Period Ended June 30, 2018
Filed August 2, 2018
File No. 001-37469

Dear Messrs. Gordon and Cash:

Green Plains Partners LP (the “Partnership”) received comments on the filings referenced above from the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) dated August 28, 2018 (the “Letter”) by e-mail.  We understand the purpose of the Staff’s review process is to assist us in our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. This letter is provided by the Partnership in response to the comment in the Letter. For your convenience, the comment in the Letter is provided below, followed by the Partnership’s responses.

Form 10-Q for the Period Ended June 30, 2018 Exhibit 31 - Certifications, page 1
Staff Comment:

Your certifications omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications.  Please file amendments to your March 31, 2018 and June 30, 2018 Forms 10-Q to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b).  Please ensure that the revised certifications refer to the Form 10-Q/A and are currently dated.

Partnership Response:

Amendments to our March 31, 2018 and June 30, 2018 Form 10-Qs to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b) were filed via EDGAR on August 31, 2018.  In future filings, we will ensure both of these items will be included in the certifications of the Chief Executive Officer and the Chief Financial Officer.

If you have any questions or comments concerning the matters discussed above, please contact me by phone at 402-315-1603 or email at john.neppl@gpreinc.com with a copy to Michelle Mapes at michelle.mapes@gpreinc.com.

Respectfully Submitted,

/s/ John W. Neppl

John W. Neppl

Chief Financial Officer